Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

Certain financial information with respect to LVB Acquisition, Inc. (“LVB”) and the pending merger whereby LVB will become an indirect wholly owned subsidiary of Zimmer Holdings, Inc. (“Zimmer”), including, without limitation, LVB’s historical financial statements and related notes for certain periods and unaudited pro forma condensed combined financial information about the financial condition and results of operations of Zimmer after giving effect to the LVB merger, was filed with the U.S. Securities and Exchange Commission by Zimmer with a Current Report on Form 8-K on March 10, 2015 and is incorporated by reference into this filing.